[DEUTSCHE ASSET MANAGEMENT LETTERHEAD]
A Member of the the Deutsche Bank Group
January 26, 2010

Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Investment Company Blanket Bond

Cash Account Trust – File No. 811-5970
Cash Management Portfolio – File No. 811-06073
Cash Reserve Fund, Inc. – File No. 811-03196
DWS Advisor Funds – File No. 811-04760
DWS Balanced Fund – File No. 811-1236
DWS Blue Chip Fund – File No. 811-5357
DWS Communications Fund, Inc. – File No. 811-03883
DWS Dreman Value Income Edge Fund, Inc.- File No. 811-21949
DWS Equity 500 Index Portfolio – File No. 811-06698
DWS Equity Trust – File No. 811-08599
DWS Global Commodities Stock Fund, Inc. – File No. 811-21600
DWS Global High Income Fund, Inc. – File No. 811-6671
DWS Global/International Fund, Inc. – File No. 811-4670
DWS High Income Series – File No. 811-2786
DWS High Income Trust – File No. 811-5482
DWS Income Trust – File No. 811-4049
DWS Institutional Funds – File No. 811-06071
DWS International Fund, Inc. – File no. 811-642
DWS Investment Trust – File No. 811-43
DWS Investments VIT Funds – File No. 811-07507
DWS Money Funds – File No. 811-2527
DWS Money Market Trust – File no. 811-3495
DWS Multi-Market Income Trust – File No. 811-5689
DWS Municipal Income Trust – File No. 811-05655
DWS Municipal Trust – File no. 811-2671
DWS Mutual Funds, Inc. – File No. 811-5565
DWS Portfolio Trust – File No. 811-42
DWS RREEF Real Estate Fund, Inc. – File No. 811-21172
DWS RREEF Real Estate Fund II, Inc. – File No. 811-21340
DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. – File No. 811-22046
DWS Securities Trust – File No. 811-2021
DWS State Tax Free Trust – File No. 811-3749
DWS State Tax-Free Income Series – File No. 811-3657
DWS Strategic Government Securities Fund – File No. 811-2719
DWS Strategic Income Fund – File No. 811-2743
DWS Strategic Income Trust – File No. 811-8382

DWS Strategic Municipal Income Trust – File No. 811-05767
DWS Target Fund – File No. 811-5896
DWS Target Date Series - File No. 811-8606
DWS Tax Free Trust – File No. 811-3632
DWS Technology Fund – File No. 811-0547
DWS Value Equity Trust – File No. 811-1444
DWS Value Series, Inc. – File No. 811-5385
DWS Variable Series I – File No. 811-4257
DWS Variable Series II – File No. 811-5002
Investors Cash Trust – File No. 811-6103
Tax-Exempt California Money Market Fund – File No. 811-5706

Dear Sir/Madam:

Pursuant to Rule 17-g-1(g) of the Investment Company Act of 1940, as amended, enclosed are the following documents to be filed with the Securities and Exchange Commission:

1.
A copy of Investment Company Blanket Bond No. 87146109B along with Riders No. 1 thru 12 (the “Bond”) in the amount of $65,000,000 primary coverage issued by ICI Mutual Insurance Company (“ICI”), covering the above registered investment companies and series thereof for the period October 31, 2009 to October 31, 2010;

2.
Certified resolutions approved by a majority of the Board of Directors/Trustees who are not “interested persons” of the registered investment companies, approving the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by such companies, as required by Rule 17g-1(g);

3.
A copy of the Funds’ Insurance Allocation Agreement among the Funds setting forth the criteria by which the premiums for the Bond shall be allocated and the amounts payable under the Bond shall be allocated among the covered parties; and

4.
A matrix entitled “Schedule E” showing: (i) the premiums that each investment company and its series have paid for coverage under the bonds for the period October 31, 2009 to October 31, 2010; and (ii) the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond.

If you have any questions or need further information, please call me at 617-295-2572.

Kind regards,

/s/John Millette
John Millette
Vice President and Secretary

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE
This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

ITEM 1.	Named Insured Company DWS Investment Trust			Bond Number: 87146109B
	Principal Office:	345 Park Avenue Mailstop:27-2716 New York, NY 10016	Mailing Address:	345 Park Avenue Mailstop:27-2716 New York, NY 10016

Item 2.
Bond Period: from 12:01 a.m. on October 31, 2009, to 12:01 a.m. on October 31, 2010, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability--
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$65,000,000	N/A
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$65,000,000	$100,000
	Insuring Agreement D-	IN TRANSIT	$65,000,000	$100,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$65,000,000	$100,000
	Insuring Agreement F-	SECURITIES	$65,000,000	$100,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$65,000,000	$100,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$350,000	$35,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$65,000,000	$100,000

	If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement
	and any reference thereto shall be deemed to be deleted from this Bond.

	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

	Insuring Agreement J-	COMPUTER SECURITY	$65,000,000	$100,000

Item 4.
Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:
                Riders:                      1-2-3-4-5-6-7-8-9-10-11-12
and of all Riders applicable to this Bond issued during the Bond Period.

Bond (1/09)
By: __/S/ Matthew Link___________
        Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.      FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.      AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.      ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.      IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.  Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1)  any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.  This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.      COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.  This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.      UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds).  Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)
any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

1.
Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.
If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.      WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.      COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.
in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein.  At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection.  In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover.  Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.
“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.
“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.
“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.
“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.
“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)
each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a) an investment adviser,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder accounting recordkeeper, or
(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)
each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)
each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of  systems for the central handling of securities, and

(9)
in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.
“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive.  A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures.  Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.
“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/

Electronic Transactions as provided in writing to the Underwriter.

R.
“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.
“Property” means the following tangible items:  money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.
“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment.  “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.
“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

A.
Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.
Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.
Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.
Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.
Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.
Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.
Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)
to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.
All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.
Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.
Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.
Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.
Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.
Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond.  At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured.  As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars.  The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require.  The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit.  If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5.  DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that  loss covered by this Bond has been or is likely to  be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)
the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)
the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)
the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability.  If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities.  In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement.  To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond.  If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss.  If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount.  The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10.	MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond.  Recovery for any Single Loss may not be made under more than one Insuring Agreement.  If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice.  Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination.  The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft.  The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator.  Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.
the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.
the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.
the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.
for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                          87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

DWS Global/International Fund, Inc., a series fund consisting of:
o DWS Global Opportunities Fund
o DWS Emerging Markets Fixed Income Fund
o DWS Global Thematic Fund
o DWS Global Bond Fund
o DWS RREEF Global Infrastructure Fund
DWS Investment Trust, a series fund consisting of:
o DWS Capital Growth Fund
o DWS Growth & Income Fund
o DWS Large Company Growth Fund
o DWS S&P 500 Index Fund
o DWS Small Cap Core Fund
DWS Income Trust, a series fund consisting of:
o DWS GNMA Fund
DWS International Fund, Inc., a series fund consisting of:
o DWS Emerging Markets Equity Fund
o DWS Europe Equity Fund
o DWS International Fund
o DWS Latin America Equity Fund
o DWS International Value Opportunities Fund
DWS Money Market Trust, a series fund consisting of:
o DWS Money Market Series
DWS Municipal Trust, a series fund consisting of:
o DWS Strategic High Yield Tax-Free Fund
o DWS Strategic Managed Municipal Bond Fund
DWS Mutual Funds, Inc., a series fund consisting of:
o DWS Gold & Precious Metals Fund
DWS Target Date Series, a series fund consisting of:
o DWS LifeCompass Retirement Fund

o DWS LifeCompass 2015 Fund
o DWS LifeCompass 2020 Fund
o DWS LifeCompass 2030 Fund
o DWS LifeCompass 2040 Fund
DWS Portfolio Trust, a series fund consisting of:
o DWS Core Plus Income Fund
o DWS Floating Rate Plus Fund
DWS Securities Trust, a series fund consisting of:
o DWS Health Care Fund
o DWS Climate Change Fund
DWS State Tax Free Trust, a series fund consisting of:
o DWS Massachusetts Tax-Free Fund
DWS Tax Free Trust, a series fund consisting of:
o DWS Intermediate Tax/AMT Free Fund
DWS Value Equity Trust, a series fund consisting of:
o DWS S&P 500 Plus Fund
DWS Variable Series I, a series fund consisting of:
o DWS Bond VIP
o DWS Capital Growth VIP
o DWS Global Opportunities VIP
o DWS Growth & Income VIP
o DWS Health Care VIP
o DWS International VIP
DWS Communications Fund, Inc.
Cash Reserve Fund, Inc., a series fund consisting of:
o Prime Series
DWS Investors Funds, Inc., a series fund consisting of:
o DWS Japan Equity Fund
DWS Institutional Funds, a series fund consisting of:
o Daily Assets Fund Institutional
o Cash Management Fund Institutional
o DWS EAFE Equity Index Fund
o DWS Equity 500 Index Fund
o Cash Reserves Fund Institutional
o DWS Commodity Securities Fund
o DWS Inflation Protected Plus Fund
o DWS U.S. Bond Index Fund
DWS Investments VIT Funds, a series fund consisting of:
o DWS Equity 500 Index VIP
o DWS Small Cap Index VIP
Cash Management Portfolio
DWS Equity 500 Index Portfolio
DWS Advisor Funds, a series fund consisting of:
o Tax Free Money Fund Investment
o NY Tax Free Money Fund
o DWS Core Fixed Income Fund
o DWS High Income Plus Fund

o DWS Diversified International Equity Fund
o DWS Lifecycle Long Range Fund
o DWS Mid Cap Growth Fund
o DWS Small Cap Growth Fund
o DWS Short Duration Fund
o DWS Short Duration Plus Fund
o DWS Short-Term Municipal Bond Fund
o DWS RREEF Real Estate Securities Fund
o DWS RREEF Global Real Estate Securities Fund
DWS Global High Income Fund, Inc.
DWS Global Commodities Stock Fund, Inc.
DWS RREEF Real Estate Fund, Inc.
DWS RREEF Real Estate Fund II, Inc.
DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.
DWS Blue Chip Fund
DWS Equity Trust, a series fund consisting of:
o DWS Disciplined Market Neutral Fund
o DWS Disciplined Long/Short Growth Fund
o DWS Alternative Asset Allocation Plus Fund
o DWS Select Alternative Asset Allocation Fund
DWS High Income Series, a series fund consisting of:
o DWS High Income Fund
DWS State Tax-Free Income Series, a series fund consisting of:
o DWS California Tax-Free Income Fund
o DWS New York Tax-Free Income Fund
DWS Strategic Income Fund
DWS Target Fund, a series fund consisting of:
o DWS Target 2010 Fund
o DWS Target 2011 Fund
o DWS Target 2012 Fund
o DWS Target 2013 Fund
o DWS Target 2014 Fund
o DWS LifeCompass Protect 2017 Fund
DWS Technology Fund
DWS Balanced Fund
DWS Strategic Government Securities Fund
DWS Value Series, Inc., a series fund consisting of:
o DWS Large Cap Value Fund
o DWS Strategic Value Fund
o DWS Dreman Small Cap Value Fund
o DWS Dreman Mid Cap Value Fund
DWS Variable Series II, a series fund consisting of:
o DWS Mid Cap Growth VIP
o DWS Blue Chip VIP
o DWS Alternative Asset Allocation Plus VIP
o DWS Diversified International Equity VIP
o DWS Large Cap Value VIP

o DWS Global Thematic VIP
o DWS Government & Agency Securities VIP
o DWS High Income VIP
o DWS International Select Equity VIP
o DWS Core Fixed Income VIP
o DWS Money Market VIP
o DWS Small Cap Growth VIP
o DWS Technology VIP
o DWS Balanced VIP
o DWS Moderate Allocation VIP
o DWS Conservative Allocation VIP
o DWS Growth Allocation VIP
o DWS Strategic Income VIP
o DWS Dreman Small Mid Cap Value VIP
o DWS Dreman High Return Equity VIP
o DWS Janus Growth & Income VIP
o DWS Turner Mid Cap Growth VIP
o DWS Davis Venture Value VIP
Cash Account Trust, a series fund consisting of:
o Money Market Portfolio
o Government & Agency Securities Portfolio
o Tax-Exempt Portfolio
Investors Cash Trust, a series fund consisting of:
o Treasury Portfolio
Tax-Exempt California Money Market Fund
DWS Money Funds, a series fund consisting of:
o DWS Money Market Prime Series
DWS High Income Trust
DWS Multi-Market Income Trust
DWS Municipal Income Trust
DWS Strategic Income Trust
DWS Strategic Municipal Income Trust
DWS Dreman Value Income Edge Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                         87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.      COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures.  The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.
"Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.  An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.      "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)
causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	"Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	"Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

e.	"Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	"User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.
Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)
in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)
in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified.  A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond.  Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                        87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder's bank account of record; or

(3)
written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss.  This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	"Designated Retirement Account" means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	"Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                     87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)
reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                        87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted.  Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN33.0-00 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                     87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

 October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(i)  the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds; or

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

RN38.0-02 (8/02)

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN38.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                      87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss.  This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) by computer-to-computer transmission over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust 87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

    o    by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                        87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that not withstanding Section 8, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the total liability of the Underwriter under this Bond with respect to all losses, under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of Seven Million Dollars ($7,000,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV24.0-01-146 (9/99)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                        87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that for purposes of Section I.G "Employee" shall include all persons appointed "honorary director" of an Investment Company named as an Insured.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM14.0-00-146 (12/91)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                         87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”).  The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.”  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act.  Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion.  If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount.  Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for “acts of terrorism.”   However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond  (including exclusions) that are permissible under the Act.  The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RN53.0-01 (7/06)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                                                                                                     BOND NUMBER

DWS Investment Trust                                                       87146109B

EFFECTIVE DATE                                                                           BOND PERIOD                                                      AUTHORIZED REPRESENTATIVE

October 31, 2009                                   October 31, 2009 to October 31, 2010                                                                                     /S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

"Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM14.1-00-146 (10/04)

CERTIFICATE OF THE SECRETARY

I, John Millette, do hereby certify as follows:

1. That I am the duly elected Secretary of the DWS Funds listed on the attached Schedule A (each, a “Fund” and together, the “DWS Funds,” and each Fund’s underlying portfolios, if applicable, sometimes referred to as a “Series”);

2. I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Directors/Trustees of the Funds at a meeting held on November 20, 2009, and that such resolutions have not been amended and are in full force and effect:

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of each Fund and Series to which any Covered Person (which for the purpose of these resolutions shall mean each director, officer and employee of the Fund or of Deutsche Investment Management Americas Inc. (“DIMA”), or an affiliate thereof, who may, singly or jointly with others, have access to securities or other assets of a Fund and Series, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the number of other parties named as insureds and the sizes and nature of the businesses of such parties, and the nature of the portfolio securities of each Fund and Series and of such other parties, the form of Investment Company Blanket Bond issued by ICI Mutual Insurance Company for the period from October 31, 2009 to October 31, 2010 (the “ICIM Bond”), and the amount thereof, namely primary coverage of up to $65 million or any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby ratified, confirmed, and approved;

FURTHER RESOLVED, that, after consideration of all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the ICIM Bond and the amount of the premium for the ICIM Bond, the ratable allocation of the premium among all parties named as insureds, and the comparison of the share of the premium allocated to the Fund and each Series to that which the Fund and each Series would have had to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to the Fund and each Series, as discussed at this meeting, for the period from October 31, 2009 to October 31, 2010, payable for coverage as described in the preceding resolution, be, and it hereby is, ratified, confirmed, and approved, and the payment or the reimbursement by any officer of the Fund, on behalf of each Series, of DIMA or an affiliate thereof, as the case may be, of such premium be, and it hereby is, approved; and

FURTHER RESOLVED, that the officers of the Fund are hereby authorized to enter into Insurance Allocation Agreement with the joint insureds in the form presented to this meeting, with such changes as may be recommended by Counsel, in conformity with paragraph (f) of Rule 17g-1 of the 1940 Act.

IN WITNESS WHEREOF, I hereunto set my hand on January 26, 2010.

/s/John Millette
John Millette
Secretary

SCHEDULE A

THE DWS FUNDS

CASH ACCOUNT TRUST, and its series:
Government & Agency Securities Portfolio
Money Market Portfolio
Tax-Exempt Portfolio

CASH MANAGEMENT PORTFOLIO

CASH RESERVE FUND, INC., and its series:
Prime Series

DWS ADVISOR FUNDS, and its series:
DWS Core Fixed Income Fund
DWS High Income Plus Fund
DWS Diversified International Equity Fund
DWS Lifecycle Long Range Fund
DWS Mid Cap Growth Fund
DWS RREEF Real Estate Securities Fund
DWS RREEF Global Real Estate Securities Fund
DWS Short Duration Fund
DWS Short Duration Plus Fund
DWS Short-Term Municipal Bond Fund
DWS Small Cap Growth Fund
NY Tax Free Money Fund
Tax Free Money Fund Investment

DWS BALANCED FUND

DWS BLUE CHIP FUND

DWS COMMUNICATIONS FUND, INC.

DWS DREMAN VALUE INCOME EDGE FUND, INC.

DWS EQUITY 500 INDEX PORTFOLIO

DWS EQUITY TRUST, and its series:
DWS Alternative Asset Allocation Plus Fund
DWS Disciplined Long/Short Growth Fund
DWS Disciplined Market Neutral Fund
DWS Select Alternative Allocation Fund

DWS GLOBAL COMMODITIES STOCK FUND, INC.

DWS GLOBAL HIGH INCOME FUND, INC.

DWS GLOBAL/INTERNATIONAL FUND, INC., and its series:
DWS Emerging Markets Fixed Income Fund
DWS Global Bond Fund
DWS Global Opportunities Fund
DWS Global Thematic Fund
DWS RREEF Global Infrastructure Fund

DWS HIGH INCOME SERIES
DWS High Income Fund

DWS HIGH INCOME TRUST

DWS INCOME TRUST, and its series:
DWS GNMA Fund

DWS INSTITUTIONAL FUNDS, and its series:
Cash Management Fund Institutional
Cash Reserves Fund Institutional
Daily Assets Fund Institutional
DWS Commodity Securities Fund
DWS EAFE Equity Index Fund
DWS Equity 500 Index Fund
DWS Inflation Protected Plus Fund
DWS U.S. Bond Index Fund

DWS INTERNATIONAL FUND, INC. , and its series:
DWS Emerging Markets Equity Fund
DWS Europe Equity Fund
DWS International Fund
DWS International Value Opportunities Fund
DWS Latin America Equity Fund

DWS INVESTMENT TRUST, and its series:
DWS Capital Growth Fund
DWS Growth & Income Fund
DWS Large Company Growth Fund
DWS S&P 500 Index Fund
DWS Small Cap Core Fund

DWS INVESTMENTS VIT FUND, and its series:
DWS Equity 500 Index VIP
DWS Small Cap Index VIP

DWS MONEY FUNDS, and its series:
DWS Money Market Prime Series

DWS MONEY MARKET TRUST, and its series
DWS Money Market Series

DWS MULTI-MARKET INCOME TRUST

DWS MUNICIPAL INCOME TRUST
DWS MUNICIPAL TRUST, and its series:
DWS Managed Municipal Bond Fund
DWS Strategic High Yield Tax-Free Fund

DWS MUTUAL FUNDS, INC., and its series:
DWS Gold & Precious Metals Fund

DWS PORTFOLIO TRUST, and its series:
DWS Core Plus Income Fund
DWS Floating Rate Plus Fund

DWS RREEF REAL ESTATE FUND, INC.

DWS RREEF REAL ESTATE FUND II, INC.

DWS RREEF WORLD REAL ESTATE & TACTICAL STRATEGIES FUND, INC.

DWS SECURITIES TRUST, and its series:
DWS Climate Change Fund
DWS Health Care Fund

DWS STATE TAX-FREE INCOME SERIES, and its series:
DWS California Tax-Free Income Fund
DWS New York Tax-Free Income Fund

DWS STATE TAX FREE TRUST, and its series:
DWS Massachusetts Tax-Free Fund

DWS STRATEGIC GOVERNMENT SECURITIES FUND

DWS STRATEGIC INCOME TRUST

DWS STRATEGIC INCOME FUND

DWS STRATEGIC MUNICIPAL INCOME TRUST

DWS TARGET DATE SERIES, and its series:
DWS LifeCompass 2015 Fund
DWS LifeCompass 2020 Fund
DWS LifeCompass 2030 Fund
DWS LifeCompass 2040 Fund
DWS LifeCompass Retirement Fund

DWS TARGET FUND, and its series:
DWS LifeCompass Protect 2017 Fund
DWS Target 2010 Fund
DWS Target 2011 Fund
DWS Target 2012 Fund
DWS Target 2013 Fund
DWS Target 2014 Fund

DWS TAX FREE TRUST, and its series
DWS Intermediate Tax/AMT Free Fund

DWS TECHNOLOGY FUND

DWS VALUE EQUITY TRUST, and its series:
DWS S&P 500 Plus Fund

DWS VALUE SERIES, INC. and its series:
DWS Dreman Mid Cap Value Fund
DWS Dreman Small Cap Value Fund
DWS Large Cap Value Fund
DWS Strategic Value Fund

DWS VARIABLE SERIES I, and its series
DWS Bond VIP
DWS Capital Growth VIP
DWS Global Opportunities VIP
DWS Growth & Income VIP
DWS Health Care VIP
DWS International VIP

DWS VARIABLE SERIES II, and its series
DWS Alternative Asset Allocation Plus VIP
DWS Balanced VIP
DWS Blue Chip VIP
DWS Core Fixed Income VIP
DWS Diversified International Equity VIP
DWS Dreman Small Mid Cap Value VIP
DWS Global Thematic VIP
DWS Government & Agency Securities VIP
DWS High Income VIP
DWS Large Cap Value VIP
DWS Mid Cap Growth VIP
DWS Money Market VIP
DWS Small Cap Growth VIP
DWS Strategic Income VIP
DWS Strategic Value VIP
DWS Technology VIP
DWS Turner Mid Cap Growth VIP

INVESTORS CASH TRUST, and its series:
Central Cash Management Fund
Treasury Portfolio

TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

FIDELITY BOND

INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of October 31, 2009, by and among the investment companies listed as signatories on Schedule A to this Agreement (the “Funds”), on behalf of their respective series as set forth on Schedule A to this Agreement (the “Series”), and Deutsche Investment Management Americas Inc. (sometimes individually hereinafter referred to as a “party” or collectively as “parties”).

WHEREAS, the Funds have been named as insured parties (“Insureds”) under joint insured fidelity bonds (hereinafter referred to individually as a “Bond” and collectively as the “Bonds”) as may be approved, from time to time, by the Funds’ respective Boards of Directors/Trustees (hereinafter referred to individually as a  “Board” and collectively as the “Boards”);

WHEREAS, ICI Mutual Insurance Company (“ICIM”) requires, as a condition to issuing its Bond (the “ICIM Bond”), that its Insureds furnish a letter of credit pursuant to a standby letter of credit and application (“Letter of Credit”) in an amount determined by ICIM;

WHEREAS, the parties have appointed the Deutsche Investment Management Americas Inc. as their agent to procure the Letter of Credit and to administer: (i) the allocation of costs of the Letter of Credit among the parties covered by the ICIM Bond; and (ii) the parties’ respective obligations to reimburse the Adviser for any draws by ICIM on the Letter of Credit and for any expenses the Adviser incurs as agent in connection with the Letter of Credit;

WHEREAS, the parties desire to establish further: (i) the criteria by which the premiums for the Bonds shall be allocated among the parties; (ii) the basis on which additional investment companies or Series for which the Adviser or its affiliates may hereafter act as investment adviser may be added as named Insureds under the Bonds; (iii) the criteria by which the amounts payable under the Bonds shall be allocated among the parties covered under same; and (iv) the manner in which the Adviser will report to the Funds’ respective Boards information about claims and payments under any of the Bonds;

NOW, THEREFORE, it is agreed as follows:

1. Each Fund shall pay a portion of the premium of each Bond under which it is covered, which portion shall be determined as of a specified date, which date shall be the same for all Funds, as allocated in such equitable manner as mutually agreed upon by the Funds, subject to the approval of the Boards, including a majority of the non-interested directors or trustees, which amounts are set forth on Schedule B to this Agreement.  From time to time, adjustments may be made by mutual agreement of the Funds to the portion of the balance of the premiums theretofore paid by a Fund, subject to the approval of the Boards, including a majority of the non-interested directors or trustees, based on a subsequent change or changes in the gross assets of one or more Funds that affects the amount which the Fund would have paid had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the Investment Company Act of 1940, as amended (the “Act”) or the addition or withdrawal of a Fund or Funds pursuant to this Agreement.

2. If each of the insurers issuing a Bond (the “Insurers”) is willing, with or without additional premium, to add, as an Insured under a Bond, any investment company not listed as a signatory to this Agreement for which the Adviser or an affiliate thereof is investment adviser, administrator or underwriter, which investment company may be included in the Bond pursuant to Rule 17g-1(b) under the Act, the Funds agree (a) that such addition may be made provided that the non-interested directors or trustees of the Funds covered by the Bond shall approve such addition and (b) that such additional investment company may become a party to this Agreement and be included within the terms “Fund” or “party”, provided that in each case such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and to be bound by the terms of this Agreement.

3. In the event that the claims of loss of two or more Insureds under the Bonds are so related that the Insurer(s) is (are) entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by two or more Insureds under the Bonds is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as among the claimants, the priority of satisfaction of the claims under the Bonds:

Each Fund claimant with respect to the same claim shall receive the lesser of: (i) proceeds equal to the full amount of its claim; or (ii) the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage which such Fund would have been required to carry by Rule 17g-1(d) under the Act at the time the claim arose.

4. The Adviser as agent for each party covered under the ICIM Bond has procured the Letter of Credit on the terms set forth in the Standby Letter of Credit Application and Agreement.  The Adviser agrees to pay all costs and expenses of the Letter of Credit as agent for the covered Funds.  In the event that ICIM shall draw on the Letter of Credit, the Adviser shall reimburse the issuer of the Letter of Credit in full as agent for the covered Funds.  Each covered Fund hereby authorizes the Adviser to be reimbursed by the Fund for the Fund’s or Series’ share of all costs and expenses, which share shall be determined by the Adviser as of a specified date that is the same for all Funds by calculating the proportion which the net assets of such Fund on said date bears to the aggregate of the net assets of all of the covered Funds and/or the net assets of a Series within a Fund to the net assets of all of the Funds on said date and applying said proportion to the balance of such costs and expenses or the reimbursement of the amount drawn on the Letter of Credit, as the case may be.

5. The Adviser shall provide, on a quarterly basis, a report to the Funds’ respective Boards which shall include:

(i)	a description of any claim made during the preceding calendar quarter under any of the Bonds; and

(ii)	a description of the current status of any matter previously reported by the Adviser to the Funds’ respective Boards pursuant to this Section 5.

6. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bonds as specified therein.  Any party may withdraw from this Agreement and the Bonds upon sixty (60) days’ written notice to each of the other parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act.  The withdrawing party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

7. The obligations of the Funds which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 2 under this Agreement, with respect to a Series of such Funds, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the assets and property of such Series.

This Agreement shall supersede all prior premium sharing and allocation agreements entered into among the Funds and the Adviser, acting on its own behalf and on behalf of its affiliates.  Notwithstanding the foregoing, claims made under a Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

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IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

On behalf of the DWS Funds set forth
on Schedule A

By: /s/John Millette
      Name:  John Millette
      Title:  Vice President & Secretary

On behalf of Deutsche Investment Management Americas Inc., as Agent

By: /s/Caroline Pearson
  Name:  Caroline Pearson
  Title:  Managing Director

On behalf of Deutsche Investment Management Americas Inc., as Agent

By: /s/John Millette
  Name:  John Millette
  Title:  Director

SCHEDULE A:  INSUREDS
FUNDS
Cash Reserve Fund, Inc. a series fund consisting of:
o Prime Series
DWS Global/International Fund, Inc., a series fund consisting of:
o DWS Global Opportunities Fund
o DWS Emerging Markets Fixed Income Fund
o DWS Global Thematic Fund
o DWS Global Bond Fund
o DWS RREEF Global Infrastructure Fund
DWS Investment Trust, a series fund consisting of:
o DWS Capital Growth Fund
o DWS Growth & Income Fund
o DWS Large Company Growth Fund
o DWS S&P Index Fund - feeder
o DWS Small Cap Core Fund
DWS Income Trust, a series fund consisting of:
o DWS GNMA Fund
DWS International Fund, Inc., a series fund consisting of:
o DWS Emerging Markets Equity Fund
o DWS Europe Equity Fund
o DWS International Fund
o DWS Latin America Equity Fund
o DWS International Value Opportunities Fund
DWS Municipal Trust, a series fund consisting of:
o DWS Strategic High Yield Tax-Free Fund
o DWS Managed Municipal Bond Fund
DWS Mutual Funds, Inc., a series fund consisting of:
o DWS Gold & Precious Metals Fund (including its subsidiary DWS Cayman Precious Metals Funds, Inc.)
DWS Target Date Series, a series fund consisting of:
o DWS LifeCompass Retirement Fund
o DWS LifeCompass 2020 Fund
o DWS LifeCompass 2015 Fund
o DWS LifeCompass 2030 Fund
o DWS LifeCompass 2040 Fund
DWS Portfolio Trust, a series fund consisting of:
o DWS Core Plus Income Fund
o DWS Floating Rate Plus Fund
DWS Securities Trust, a series fund consisting of:
o DWS Health Care Fund
o DWS Climate Change Fund
DWS State Tax Free Trust, a series fund consisting of:
o DWS Massachusetts Tax-Free Fund
DWS Tax Free Trust, a series fund consisting of:
o DWS Intermediate Tax/AMT Free Fund

B-1

DWS Value Equity Trust, a series fund consisting of:
o DWS S&P 500 Plus Fund
DWS Variable Series I, a series fund consisting of:
o DWS Bond VIP
o DWS Capital Growth VIP
o DWS Global Opportunities VIP
o DWS Growth & Income VIP
o DWS Health Care VIP
o DWS International VIP
DWS Communications Fund, Inc.
DWS Institutional Funds, a series fund consisting of:
o Daily Assets Fund Institutional
o Cash Management Fund Institutional - feeder
o DWS EAFE Equity Index Fund
o DWS Equity 500 Index Fund - feeder
o Cash Reserves Fund Institutional - feeder
o DWS Commodity Securities Fund (including its subsidiary DWS Cayman Commodity Fund II, Ltd.)
o DWS Inflation Protected Plus Fund
o DWS U.S. Bond Index Fund
DWS Investments VIT Funds, a series fund consisting of:
o DWS Equity 500 Index VIP
o DWS Small Cap Index VIP
Cash Management Portfolio - master
DWS Equity 500 Index Portfolio - master
DWS Advisor Funds, a series fund consisting of:
o Tax Free Money Fund Investment
o NY Tax Free Money Fund
o DWS Core Fixed Income Fund
o DWS High Income Plus Fund
o DWS Diversified International Equity Fund
o DWS Lifecycle Long Range Fund
o DWS Mid Cap Growth Fund
o DWS Small Cap Growth Fund
o DWS Short Duration Fund
o DWS Short Duration Plus Fund
o DWS Short-Term Municipal Bond Fund
o DWS RREEF Real Estate Securities Fund
o DWS RREEF Global Real Estate Securities Fund
DWS Blue Chip Fund
DWS Equity Trust, a series fund consisting of:
o DWS Disciplined Market Neutral Fund
o DWS Disciplined Long/Short Growth Fund
o DWS Alternative Asset Allocation Plus Fund
o DWS Select Alternative Asset Allocation Fund

G:\corp_act\INSURANCE\2009\DWS Funds\2009 DWS Funds Fid Bond Alloc Agmt (10.31.09).doc

DWS High Income Series, a series fund consisting of:
o DWS High Income Fund
DWS State Tax-Free Income Series, a series fund consisting of:
o DWS California Tax-Free Income Fund
o DWS New York Tax-Free Income Fund
DWS Strategic Income Fund
DWS Target Fund, a series fund consisting of:
o DWS Target 2010 Fund
o DWS Target 2011 Fund
o DWS Target 2012 Fund
o DWS Target 2013 Fund
o DWS Target 2014 Fund
o DWS LifeCompass Protect Fund
DWS Technology Fund
DWS Balanced Fund
DWS Strategic Government Securities Fund
DWS Value Series, Inc., a series fund consisting of:
o DWS Large Cap Value Fund
o DWS Strategic Value Fund
o DWS Dreman Small Cap Value Fund
o DWS Dreman Mid Cap Value Fund
DWS Variable Series II, a series fund consisting of:
o DWS Mid Cap Growth VIP
o DWS Blue Chip VIP
o DWS Large Cap Value VIP
o DWS Global Thematic VIP
o DWS Government & Agency Securities VIP
o DWS High Income VIP
o DWS Diversified International Equity VIP
o DWS Core Fixed Income VIP
o DWS Money Market VIP
o DWS Small Cap Growth VIP
o DWS Strategic Income VIP
o DWS Technology VIP
o DWS Balanced VIP
o DWS Dreman Small Mid Cap Value VIP
o DWS Strategic Value VIP
o DWS Turner Mid Cap Growth VIP
o DWS Alternative Asset Allocation Plus VIP
Cash Account Trust, a series fund consisting of:
o Money Market Portfolio
o Government & Agency Securities Portfolio
o Tax-Exempt Portfolio
Investors Cash Trust, a series fund consisting of:
o Central Cash Management Fund
o Treasury Portfolio

2

Tax-Exempt California Money Market Fund
DWS Money Market Trust, a series fund consisting of:
o DWS Money Market Series
DWS Money Funds, a series fund consisting of:
o DWS Money Market Prime Series
DWS Global High Income Fund, Inc.
DWS Global Commodities Stock Fund, Inc. (including its subsidiary DWS Cayman Commodity Fund I, Inc.)
DWS RREEF Real Estate Fund, Inc. (including its subsidiary DWS Real Estate Fund I, Inc.)
DWS RREEF Real Estate Fund II, Inc. (including its subsidiary DWS Real Estate Fund II, Inc.)
DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.
DWS High Income Trust
DWS Multi-Market Income Trust
DWS Municipal Income Trust
DWS Strategic Income Trust
DWS Strategic Municipal Income Trust
DWS Dreman Value Income Edge Fund, Inc.

4

SCHEDULE E

						Premium
	Assets Under	Assets	17(g) -1		Annual	Indication for
	Management	under	Trust Method		Fidelity Bond	Separate Limit
Investment Company	September 30, 2009	Trust Method	Calculation	%	Premium	October 30, 2009
-----------------------------------	------------------------------	------------------------	-------------------	----------	-------------------	-------------------
DWS Global/International Fund, Inc.
DWS Global Opportunities Fund	$443,063,666		750,000	20.55%	$ 1,330	$3,375
DWS Emerging Markets Fixed Income Fund	$234,223,391		600,000	16.44%	$ 1,064	$2,700
DWS Global Thematic Fund	$1,175,836,245		1,250,000	34.25%	$ 2,216	$5,625
DWS Global Bond Fund	$172,008,018		600,000	16.44%	$ 1,064	$2,700
DWS RREEF Global Infrastructure Fund	$84,001,989		450,000	12.33%	$ 798	$2,025
Total Assets		$ 2,109,133,308	1,500,000	2.76%	$ 6,471	$6,750

DWS Investment Trust
DWS Capital Growth Fund	1,669,592,547		1,500,000	35.71%	$ 3,544	$6,750
DWS Growth & Income Fund	2,276,820,282		1,700,000	40.48%	$ 4,016	$7,650
DWS Large Company Growth Fund	208,910,428		600,000	14.29%	$ 1,418	$2,700
DWS Small Cap Core Fund	68,787,867		400,000	9.52%	$ 945	$1,800
Total Trust Assets		4,224,111,124	2,300,000	4.23%	$ 9,923	$10,350

DWS Income Trust
DWS GNMA Fund	2,247,828,994	2,247,828,994	1,700,000	3.13%	$ 7,334	$7,650

DWS International Fund, Inc.
DWS Emerging Markets Equity Fund	224,797,569		600,000	15.38%	$ 1,128	$2,700
DWS Europe Equity Fund	261,521,161		750,000	19.23%	$ 1,410	$3,375
DWS International Fund	1,254,413,651		1,250,000	32.05%	$ 2,351	$5,625
DWS Latin America Equity Fund	705,220,170		900,000	23.08%	$ 1,692	$4,050
DWS International Value Opportunities Fund	50,987,702		400,000	10.26%	$ 752	$1,800
Total Assets		2,496,940,253	1,700,000	3.13%	$ 7,334	$7,650

DWS Municipal Trust
DWS Strategic High Yield Tax-Free Fund	1,251,488,400		1,250,000	35.21%	$ 3,798	$5,625
DWS Managed Municipal Bond Fund	3,729,115,615		2,300,000	64.79%	$ 6,988	$10,350
Total Trust Assets		4,980,604,015	2,500,000	4.60%	$ 10,785	$11,250

DWS Mutual Funds, Inc.
DWS Gold & Precious Metals Fund	578,284,397	578,284,397	900,000	1.66%	$ 3,883	$4,050

DWS Target Date Series
DWS LifeCompass Retirement Fund	96,338,743		450,000	20.45%	$ 794	$2,025
DWS LifeCompass 2020 Fund	212,825,247		600,000	27.27%	$ 1,059	$2,700
DWS LifeCompass 2015 Fund	181,043,870		600,000	27.27%	$ 1,059	$2,700
DWS LifeCompass 2030 Fund	47,348,302		350,000	15.91%	$ 618	$1,575
DWS LifeCompass 2040 Fund	13,780,683		200,000	9.09%	$ 353	$900
DWS Select Alternative Allocation Fund	84,415,043		450,000
Total Trust Assets		635,751,889	900,000	1.66%	$ 3,883	$4,050

DWS Portfolio Trust
DWS Core Plus Income Fund	395,063,319		750,000	62.50%	$ 2,022	$3,375
DWS Floating Rate Plus Fund	88,377,480		450,000	37.50%	$ 1,213	$2,025
Total Trust Assets		483,440,799	750,000	1.38%	$ 3,236	$3,375

DWS Securities Trust
DWS Health Care Fund	174,880,889		600,000	57.14%	$ 1,849	$2,700
DWS Climate Change Fund	79,042,793		450,000	42.86%	$ 1,387	$2,025
Total Trust Assets		253,923,681	750,000	1.38%	$ 3,236	$3,375

DWS State Tax Free Trust
DWS Massachusetts Tax-Free Fund	442,385,666	442,385,666	750,000	1.38%	$ 3,236	$3,375

DWS Tax Free Trust
DWS Intermediate Tax/AMT Free Fund	798,551,458	798,551,458	1,000,000	1.84%	$ 4,314	$4,500

DWS Value Equity Trust
DWS S&P 500 Plus Fund	102,318,740	102,318,740	525,000	0.97%	$ 2,265	$2,363

DWS Variable Series I ("SVS I")
DWS Bond VIP	158,178,446		600,000	16.55%	$ 893	$2,700
DWS Capital Growth VIP	700,901,978		900,000	24.83%	$ 1,339	$4,050
DWS Global Opportunities VIP	141,917,711		525,000	14.48%	$ 781	$2,363
DWS Growth & Income VIP	99,355,846		450,000	12.41%	$ 669	$2,025
DWS Health Care VIP	52,300,161		400,000	11.03%	$ 595	$1,800
DWS International VIP	340,529,426		750,000	20.69%	$ 1,116	$3,375
Total Trust Assets		1,493,183,567	1,250,000	2.30%	$ 5,393	$5,625

DWS Communications Fund, Inc.	129,996,037	129,996,037	525,000	0.97%	$ 2,265	$2,363

DWS Institutional Funds
DWS Commodity Securities Fund	287,843,947		750,000	14.22%	$ 1,533	$3,375
Daily Assets Fund Institutional	6,057,947,357		2,500,000	47.39%	$ 5,112	$11,250
DWS Inflation Protected Plus Fund	141,176,444		525,000	9.95%	$ 1,073	$2,363
DWS EAFE Equity Index Fund	318,112,786		750,000	14.22%	$ 1,533	$3,375
DWS U.S. Bond Index Fund	327,864,167		750,000	14.22%	$ 1,533	$3,375
Total Trust Assets		7,132,944,701	2,500,000	4.60%	$ 10,785	$11,250

Cash Management Portfolio M/F
DWS Money Market Trust (1):
Institutional Shares	22,111,766,131		2,500,000	28.25%	$ 3,047	$11,250
Cash Reserve Fund, Inc. (2):
Prime Series	1,457,102,688		1,250,000	14.12%	$ 1,523	$5,625
Cash Management Fund Institutional (3)	2,291,825,135		1,700,000	19.21%	$ 2,072	$7,650
Cash Reserves Fund Institutional (4)	4,599,041,079		2,500,000	28.25%	$ 3,047	$11,250
ProFunds (5)	673,831,848		900,000	10.17%	$ 1,097	$4,050
Total Assets		31,133,566,881	2,500,000	4.60%	$ 10,785	$11,250

DWS Equity 500 Index Portfolio M/F
DWS Equity 500 Index Fund	1,916,723,340		1,500,000	66.67%	$ 4,889	$6,750
DWS S&P 500 Index Fund	494,964,604		750,000	33.33%	$ 2,445	$3,375
Total Assets		2,411,687,944	1,700,000	3.13%	$ 7,334	$7,650

DWS Investments VIT Funds
DWS Equity 500 Index VIP	729,138,230		900,000	54.55%	$ 2,941	$4,050
DWS Small Cap Index VIP	295,318,033		750,000	45.45%	$ 2,451	$3,375
Total Trust Assets		1,024,456,263	1,250,000	2.30%	$ 5,393	$5,625

DWS Advisor Funds
Tax Free Money Fund Investment	163,480,118		600,000	5.37%	$ 579	$2,700
NY Tax Free Money Fund	215,968,875		600,000	5.37%	$ 579	$2,700
DWS Short Duration Plus Fund	2,298,071,437		1,700,000	15.21%	$ 1,641	$7,650
DWS Mid Cap Growth Fund	373,460,664		750,000	6.71%	$ 724	$3,375
DWS Small Cap Growth Fund	79,103,687		450,000	4.03%	$ 434	$2,025
DWS Lifecycle Long Range Fund	520,883,275		900,000	8.05%	$ 869	$4,050
DWS Core Fixed Income Fund	1,079,824,170		1,250,000	11.19%	$ 1,206	$5,625
DWS Short-Term Municipal Bond Fund	501,075,839		900,000	8.05%	$ 869	$4,050
DWS Short Duration Fund	165,364,389		600,000	5.37%	$ 579	$2,700
DWS High Income Plus Fund	314,297,295		750,000	6.71%	$ 724	$3,375
DWS Diversified International Equity Fund	124,697,103		525,000	4.70%	$ 507	$2,363
DWS RREEF Real Estate Securities Fund	1,037,256,498		1,250,000	11.19%	$ 1,206	$5,625
DWS RREEF Global Real Estate Securities Fund	621,695,055		900,000	8.05%	$ 869	$4,050
Total Trust Assets		7,495,178,406	2,500,000	4.60%	$ 10,785	$11,250

DWS Blue Chip Fund	287,025,788	287,025,788	750,000	1.38%	$ 3,236	$3,375

DWS Equity Trust
DWS Disciplined Long/Short Growth Fund	6,462,981		150,000	10.00%	$ 388	$675
DWS Disciplined Market Neutral Fund	247,374,538		600,000	40.00%	$ 1,553	$2,700
DWS Alternative Asset Allocation Plus Fund	443,659,715		750,000	50.00%	$ 1,941	$3,375
Total Trust Assets		697,497,234	900,000	1.66%	$ 3,883	$4,050

DWS High Income Series
DWS High Income Fund	1,483,771,564	1,483,771,564	1,250,000	2.30%	$ 5,393	$5,625

DWS State Tax-Free Income Series
DWS California Tax-Free Income Fund	765,627,317		1,000,000	57.14%	$ 3,082	$4,500
DWS New York Tax-Free Income Fund	325,080,739		750,000	42.86%	$ 2,311	$3,375
Total Trust Assets		1,090,708,056	1,250,000	2.30%	$ 5,393	$5,625

DWS Strategic Income Fund	386,623,225	386,623,225	750,000	1.38%	$ 3,236	$3,375

DWS Target Fund
DWS Target 2010 Fund	31,556,940		300,000	16.00%	$ 414	$1,350
DWS Target 2011 Fund	54,487,659		400,000	21.33%	$ 552	$1,800
DWS Target 2012 Fund	43,944,596		350,000	18.67%	$ 483	$1,575
DWS Target 2013 Fund	29,823,619		300,000	16.00%	$ 414	$1,350
DWS Target 2014 Fund	31,671,526		300,000	16.00%	$ 414	$1,350
DWS LifeCompass Protect Fund	16,214,717		225,000	12.00%	$ 311	$1,013
Total Trust Assets		207,699,056	600,000	1.10%	$ 2,588	$2,700

DWS Technology Fund	626,079,727	626,079,727	900,000	1.66%	$ 3,883	$4,050

DWS Balanced Fund	1,191,943,453	1,191,943,453	1,250,000	2.30%	$ 5,393	$5,625

DWS Strategic Government Securities Fund	2,007,660,119	2,007,660,119	1,700,000	3.13%	$ 7,334	$7,650

DWS Value Series, Inc.
DWS Large Cap Value Fund	1,670,033,291		1,500,000	28.30%	$ 3,052	$6,750
DWS Strategic Value Fund	2,338,347,731		1,700,000	32.08%	$ 3,459	$7,650
DWS Dreman Small Cap Value Fund	1,856,738,875		1,500,000	28.30%	$ 3,052	$6,750
DWS Dreman Mid Cap Value Fund	174,102,930		600,000	11.32%	$ 1,221	$2,700
Total Assets		6,039,222,828	2,500,000	4.60%	$ 10,785	$11,250

DWS Variable Series II ("SVS II")
DWS Mid Cap Growth VIP	21,495,985		250,000	2.95%	$ 216	$1,125
DWS Blue Chip VIP	107,706,292		525,000	6.19%	$ 454	$2,363
DWS Large Cap Value VIP	217,516,051		600,000	7.08%	$ 519	$2,700
DWS Global Thematic VIP	68,165,581		400,000	4.72%	$ 346	$1,800
DWS Government & Agency Securities VIP	186,408,804		600,000	7.08%	$ 519	$2,700
DWS High Income VIP	187,806,457		600,000	7.08%	$ 519	$2,700
DWS Diversified International Equity VIP	87,277,053		450,000	5.31%	$ 389	$2,025
DWS Core Fixed Income VIP	128,951,682		525,000	6.19%	$ 454	$2,363
DWS Money Market VIP	306,977,523		750,000	8.85%	$ 649	$3,375
DWS Small Cap Growth VIP	73,865,461		400,000	4.72%	$ 346	$1,800
DWS Strategic Income VIP	73,782,953		400,000	4.72%	$ 346	$1,800
DWS Technology VIP	74,140,400		400,000	4.72%	$ 346	$1,800
DWS Balanced VIP	319,001,054		750,000	8.85%	$ 649	$3,375
DWS Dreman Small Mid Cap Value VIP	249,739,162		600,000	7.08%	$ 519	$2,700
DWS Strategic Value VIP	289,195,729		750,000	8.85%	$ 649	$3,375
DWS Turner Mid Cap Growth VIP	49,461,308		350,000	4.13%	$ 303	$1,575
DWS Alternative Asset Allocation Plus VIP	4,357,496		125,000	1.47%	$ 108	$563
Total Trust Assets		2,445,848,994	1,700,000	3.13%	$ 7,334	$7,650

Cash Account Trust
Money Market Portfolio	1,233,847,785		1,250,000	6.36%	$ 686	$5,625
Institutional Money Market Shares	437,861,939		750,000	3.82%	$ 412	$3,375
Premium Reserve Money Market Shares	297,875,845		750,000	3.82%	$ 412	$3,375
Premier Money Market Shares	1,732,109,219		1,500,000	7.63%	$ 823	$6,750
Institutional Select Money Market Shares	10,577		50,000	0.25%	$ 27	$225
Money Market Portfolio Capital Assets Fund Shares	929,126,069		1,000,000	5.09%	$ 549	$4,500
Davidson Cash Equivalent Shares Money Market Portfolio	24,577,428		250,000	1.27%	$ 137	$1,125
Government & Agency Securities Portfolio Service Shares	63,852,545		400,000	2.04%	$ 220	$1,800
DWS Government & Agency	293,751,715		750,000	3.82%	$ 412	$3,375
Government Premier Shares	3,405,233,342		2,100,000	10.69%	$ 1,153	$9,450
Government Cash Institutional	14,415,525,255		2,500,000	12.72%	$ 1,372	$11,250
Government Cash Managed	348,650,752		750,000	3.82%	$ 412	$3,375
Government & Agency Portfolio Capital Assets Fund	306,828,621		750,000	3.82%	$ 412	$3,375
Davidson Cash Equivalent Shares Government & Agency Portfolio	25,291,367		300,000	1.53%	$ 165	$1,350
Tax-Exempt Portfolio Service Shares (3)	58,200,106		400,000	2.04%	$ 220	$1,800
Tax-Exempt Premier Money Market Shares	407,803,054		750,000	3.82%	$ 412	$3,375
Tax-Exempt Investment Class	512,004,654		900,000	4.58%	$ 494	$4,050
Tax-Exempt Cash Managed Shares	270,963,492		750,000	3.82%	$ 412	$3,375
Tax-Exempt Cash Institutional Shares	2,335,082,121		1,700,000	8.65%	$ 933	$7,650
Tax-Exempt Capital Assets Fund Shares	20,859,809		250,000	1.27%	$ 137	$1,125
DWS Tax-Free Money Fund Class S	151,430,745		600,000	3.05%	$ 329	$2,700
DWS Tax-Exempt Money Fund	482,832,203		750,000	3.82%	$ 412	$3,375
Davidson Cash Equivalent Shares Tax Exempt Portfolio	75,294,584		450,000	2.29%	$ 247	$2,025
Total Trust Assets		27,829,013,226	2,500,000	4.60%	$ 10,785	$11,250

Tax-Exempt California Money Market Fund	179,395,514	179,395,514	600,000	1.10%	$ 2,588	$2,700

Investors Cash Trust
Treasury Portfolio	3,645,353,223		2,300,000	79.31%	$ 7,870	$10,350
Treasury Premier Shares	179,352,077		600,000	20.69%	$ 2,053	$2,700
Total Trust Assets		3,824,705,299	2,300,000	4.23%	$ 9,923	$10,350

DWS Money Funds
DWS Money Market Prime Series	3,277,681,408	3,277,681,408	2,100,000	3.86%	$ 9,060	$9,450

Closed End Funds
DWS Global High Income Fund, Inc.	78,884,901	78,884,901	450,000	0.83%	$ 1,941	$2,025
DWS Global Commodities Stock Fund, Inc.	135,703,004	135,703,004	525,000	0.97%	$ 2,265	$2,363
DWS RREEF Real Estate Fund, Inc.	59,102,153	59,102,153	400,000	0.74%	$ 1,726	$1,800
DWS RREEF Real Estate Fund II, Inc.	38,628,239	38,628,239	350,000	0.64%	$ 1,510	$1,575
DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.	109,900,687	109,900,687	525,000	0.97%	$ 2,265	$2,363
DWS High Income Trust	136,531,337	136,531,337	525,000	0.97%	$ 2,265	$2,363
DWS Multi-Market Income Trust	209,984,455	209,984,455	600,000	1.10%	$ 2,588	$2,700
DWS Municipal Income Trust	473,106,958	473,106,958	750,000	1.38%	$ 3,236	$3,375
DWS Strategic Income Trust	57,252,198	57,252,198	400,000	0.74%	$ 1,726	$1,800
DWS Strategic Municipal Income Trust	131,821,346	131,821,346	525,000	0.97%	$ 2,265	$2,363
DWS Dreman Value Income Edge Fund, Inc.	339,744,423	339,744,423	750,000	1.38%	$ 3,236	$3,375

TOTALS	$ 123,519,823,315	$ 123,519,823,315	$ 54,350,000	100.00%	$ 234,473

Fidelity Bond Limit = $65,000,000
Premium per $million limit = $3,600		Policy Period - October 31, 2009/October 31, 2010
Deductible = $100,000 (zero for employee dishonesty)		Insurance Carrier - ICI Mutual Insurance Company